SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: July 29, 2010

List of materials

Documents attached hereto:

i) Press release announcing  Consolidated Financial Results for the First Quarter Ended June 30, 2010

1-7-1 Konan, Minato-ku
Tokyo 108-0075 Japan
News & Information
No.10-096E
3:00 P.M. JST, July 29, 2010

Consolidated Financial Results
for the First Quarter Ended June 30, 2010

Tokyo, July 29, 2010 -- Sony Corporation today announced its consolidated results for the first quarter ended June 30, 2010 (April 1, 2010 to June 30, 2010).

●	Operating income of 67.0 billion yen was recorded, a significant improvement over the loss recorded in the same quarter of the previous fiscal year.
●	The Consumer, Professional & Devices and Networked Products & Services segments contributed significantly to the improved operating results.
●	Net income attributable to Sony Corporation’s stockholders of 25.7 billion yen was recorded for the current quarter, compared to a net loss in the same quarter of the previous fiscal year.
●	Forecasted operating income for the fiscal year has been revised upward, even though further appreciation of the yen against the euro is expected for the remainder of the fiscal year.

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	First quarter ended June 30
	2009	2010	Change in yen	2010	*
Sales and operating revenue	¥1,599.9	¥1,661.0	+3.8%	$18,663
Operating income (loss)	(25.7)	67.0	-	753
Income (loss) before income taxes	(32.9)	78.9	-	887
Net income (loss) attributable to Sony Corporation’s stockholders	(37.1)	25.7	-	289
Net income (loss) attributable to
Sony Corporation’s stockholders
per share of common stock:
- Basic	¥(36.96)	¥25.65	-	$0.29
- Diluted	(36.96)	25.61	-	0.29

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Supplemental Information
In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income (loss) of affiliated companies and restructuring charges, is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income (loss) by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2009	2010	Change in yen	2010
Operating income (loss)	¥(25.7)	¥67.0	-%	$753
Less: Equity in net income (loss) of affiliated companies	(15.1)	6.7	-	75
Add: Restructuring charges recorded within operating expenses	33.9	7.2	-78.9	80
Operating income, as adjusted	¥23.3	¥67.5	+189.8%	$758

Sony’s management uses this measure to review operating trends, perform analytical comparisons and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income (loss) in accordance with U.S. GAAP.

*  U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 89 yen=1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of June 30, 2010.

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2011, to reflect modifications to the organizational structure as of April 1, 2010, primarily repositioning the operations of the previously reported B2B & Disc Manufacturing segment.  In connection with this realignment, the Consumer Products & Devices segment was renamed the Consumer, Professional & Devices (“CPD”) segment.  The CPD segment includes televisions, digital imaging, audio and video, semiconductors and components as well as professional solutions (the B2B business which was previously included in the B2B & Disc Manufacturing segment).  The equity results of S-LCD Corporation (“S-LCD”), a joint venture with Samsung Electronics Co., Ltd., are also included within the CPD segment.  The disc manufacturing business previously included in the B2B & Disc Manufacturing segment is now included in All Other.

The Networked Products & Services (“NPS”), Pictures, Music and Financial Services segments remain unchanged.  The equity earnings from Sony Ericsson Mobile Communications AB (“Sony Ericsson”) continue to be presented as a separate segment.

In connection with this realignment, both the sales and operating income (loss) of each segment in the first quarter ended June 30 of the previous fiscal year have been revised to conform to the current quarter’s presentation.

Consolidated Results for the First Quarter Ended June 30, 2010

Sales and operating revenue (“sales”) was 1,661.0 billion yen (18,663 million U.S. dollars), an increase of 3.8% compared to the same quarter of the previous fiscal year (“year-on-year”) primarily due to an increase in sales in the NPS and CPD segments, partially offset by factors including unfavorable exchange rates, and a decrease in revenue in the Financial Services segment resulting from a decline in the Japanese stock market.

During the quarter ended June 30, 2010, the average rate of the yen was 91.0 yen against the U.S. dollar and 115.5 yen against the euro, which was 5.8% and 13.5% higher, respectively, than the previous year’s first quarter.  On a local currency basis, sales increased 8% year-on-year.  For references to sales on a local currency basis, see Note on page 8.

Operating income was 67.0 billion yen (753 million U.S. dollars) as compared to an operating loss of 25.7 billion yen in the same quarter of the previous fiscal year.  This was mainly due to improved operating results in the CPD and NPS segments as a result of an improvement in the cost of sales ratio and an increase in gross profit from higher sales.  Excluding equity in net income (loss) of affiliated companies and restructuring charges, operating income on an as adjusted basis increased by 44.2 billion yen to 67.5 billion yen (758 million U.S. dollars) year-on-year.

Equity in net income of affiliated companies, recorded within operating income, was 6.7 billion yen (75 million U.S. dollars) as compared to a loss of 15.1 billion yen in the same quarter of the previous fiscal year.  Sony recorded equity in net income for Sony Ericsson of 0.6 billion yen (7 million U.S. dollars) compared to equity in net loss of 14.5 billion yen in the same quarter of the previous fiscal year.  Equity in net income for S-LCD was 4.5 billion yen (50 million U.S. dollars) as compared to a loss of 1.8 billion yen in the same quarter of the previous fiscal year.

The net effect of other income and expenses was income of 11.9 billion yen (134 million U.S. dollars), an improvement of 19.1 billion yen year-on-year, primarily due to the recording of a net foreign exchange gain in the current quarter versus a net foreign exchange loss in the same quarter of the previous fiscal year.

Income before income taxes of 78.9 billion yen (887 million U.S. dollars) was recorded as compared to a loss of 32.9 billion yen in the same quarter of the previous fiscal year.

Income taxes: During the first quarter of the current fiscal year, Sony recorded 43.7 billion yen (491 million U.S. dollars) of income taxes, resulting in an effective tax rate of 55.3%.  The effective tax rate was higher than the Japanese statutory tax rate mainly because Sony revised its estimate of the final outcome of the Bilateral Advance Pricing Agreements related to Sony’s intercompany transfer pricing based on the most recent government to government negotiations.  Sony believes that the more likely than not outcome will reallocate profits and losses between Sony Corporation and its foreign subsidiaries and, therefore, additional tax expenses were recorded.

Net income attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 25.7 billion yen (289 million U.S. dollars) as compared to a net loss of 37.1 billion yen in the same quarter of the previous fiscal year.

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Consumer, Professional & Devices

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2009	2010	Change in yen	2010
Sales and operating revenue	¥831.2	¥889.5	+7.0%	$9,994
Operating income (loss)	(8.9)	50.1	-	563

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 7.0% year-on-year (a 12% increase on a local currency basis) to 889.5 billion yen (9,994 million U.S. dollars).  Sales to outside customers increased 8.9% year-on-year.  This was primarily due to an increase in television sales resulting from increased unit sales of LCD televisions.

Operating income of 50.1 billion yen (563 million U.S. dollars) was recorded in the current quarter, compared to a loss of 8.9 billion yen in the same quarter of the previous fiscal year.  This was driven primarily by an improvement in the cost of sales ratio, an increase in gross profit due to higher sales and a decrease in restructuring charges.  These factors were partially offset by an increase in selling, general and administrative expenses primarily associated with the higher sales and unfavorable foreign currency exchange rates.  Restructuring charges were 3.9 billion yen (44 million U.S. dollars) in the current quarter, compared with 23.5 billion yen recorded in the same quarter of the previous fiscal year.  Categories contributing to the improvement in operating results (excluding restructuring charges) include semiconductors, reflecting an increase in sales of imaging sensors, and televisions, reflecting the increase in sales.

Networked Products & Services

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June
	2009	2010	Change in yen	2010
Sales and operating revenue	¥246.1	¥325.9	+32.4%	$3,662
Operating income (loss)	(36.7)	(3.8)	-	(43)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 32.4% year-on-year (a 41% increase on a local currency basis) to 325.9 billion yen (3,662 million U.S. dollars).  This was due to an increase in PC sales brought on by an increase in unit sales, as well as an increase in sales in the game business brought on by an increase in unit sales of PlayStation®3 (“PS3”) hardware and software.

An operating loss of 3.8 billion yen (43 million U.S. dollars) was recorded, an improvement of 32.9 billion yen year-on-year.  This was due to an improvement in the cost of sales ratio and an increase in gross profit from the increase in sales, partially offset by the impact of unfavorable foreign exchange rates and an increase in selling, general and administrative expenses primarily associated with the higher sales.  Categories contributing to the improvement in operating results (excluding restructuring charges) include the game business, reflecting cost reductions of PS3 hardware, and PCs, reflecting an increase in unit sales.

*    *    *    *    *

Total Inventory for the CPD and NPS segments, as of June 30, 2010, was 657.1 billion yen (7,383 million U.S. dollars), a decrease of 71.8 billion yen, or 9.9% year-on-year.  Inventory increased by 98.4 billion yen, or 17.6% compared with the level as of March 31, 2010.

Pictures

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2009	2010	Change in yen	2010
Sales and operating revenue	¥170.0	¥132.1	-22.3%	$1,484
Operating income	1.8	2.9	+58.2	32

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales decreased 22.3% year-on-year (an 18% decrease on a U.S. dollar basis) to 132.1 billion yen (1,484 million U.S. dollars).  While the current quarter benefited from the strong U.S. theatrical performance of The Karate Kid, theatrical revenues declined significantly as the previous fiscal year’s first quarter benefited from the strong worldwide release of Angels & Demons and the international theatrical performance of Terminator Salvation.  Home entertainment revenues also declined year-on-year due to lower sales of catalog product.  Television revenues increased in the current quarter due to higher advertising and subscription revenues from several of SPE’s international channels.

Operating income increased by 1.1 billion yen year-on-year to 2.9 billion yen (32 million U.S. dollars).  Operating income benefited from lower marketing expenses due to fewer major theatrical releases in the current quarter and the higher television advertising and subscription revenues mentioned above.  This increase was partially offset by the lower home entertainment revenues also mentioned above.  The previous fiscal year’s first quarter results included an 8.3 billion yen gain from the sale of a portion of SPE’s equity interest in a U.S. cable network (Game Show Network).  There was no similar transaction in the current quarter.

Music

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2009	2010	Change in yen	2010
Sales and operating revenue	¥108.8	¥110.3	+1.3%	$1,239
Operating income	5.4	7.5	+39.4	84

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above include the yen-translated results of Sony Music Entertainment, a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated results of Sony/ATV Music Publishing LLC, a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales increased 1.3% year-on-year (a 5% increase on a local currency basis) to 110.3 billion yen (1,239 million U.S. dollars).  The increase reflects the strong sales of a number of key releases which more than offset the continued contraction of the physical music market.  Best-selling titles during the current quarter included AC/DC’s soundtrack to Iron Man 2, music from the hit U.S. television show Glee, Kana Nishino’s to LOVE, Usher’s Raymond v Raymond and Christina Aguilera’s Bionic.

Operating income increased by 2.1 billion yen year-on-year to 7.5 billion yen (84 million U.S. dollars).  The improved results were primarily due to the contribution from the titles mentioned above and a year-on-year decrease in marketing and overhead costs as a result of cost reduction efforts.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2009	2010	Change in yen	2010
Financial services revenue	¥227.6	¥169.0	-25.7%	$1,899
Operating income	48.2	30.0	-37.8	337

In Sony’s Financial Services segment, the results include Sony Financial Holdings, Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”), as well as the results for Sony Finance International Inc. (“SFI”).  Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  Therefore, the results of Sony Life discussed below differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue decreased 25.7% year-on-year to 169.0 billion yen (1,899 million U.S. dollars).  This was mainly due to a decrease in revenue at Sony Life to 138.9 billion yen (1,561 million U.S. dollars), a 30.7% decrease year-on-year.  Revenue at Sony Life decreased primarily due to a deterioration in net gains (losses) from investments in the separate account resulting from a significant decline in the Japanese stock market during the current quarter compared with a significant rise in the same quarter of the previous fiscal year, and due to net valuation gains from investments in convertible bonds in the general account recorded in the same quarter of the previous fiscal year.  The decrease in revenue at Sony Life was partially offset by an increase in revenue from insurance premiums, reflecting higher policy amount in force driven by favorable growth of newly acquired policies.

Operating income decreased by 18.2 billion yen year-on-year to 30.0 billion yen (337 million U.S. dollars) mainly due to a decrease in operating income at Sony Life.  Operating income at Sony Life was 27.5 billion yen (309 million U.S. dollars), a 20.0 billion yen decrease year-on-year.  This was mainly due to the above-mentioned net valuation gains from investments in convertible bonds in the general account recorded in the same quarter of the previous fiscal year, and an increase in the amortization of deferred acquisition costs of variable life insurance products, as a result of the above-mentioned fluctuations in the Japanese stock market.

Sony Ericsson

The following operating results for Sony Ericsson, which is accounted for by the equity method as Sony Corporation’s ownership percentage is 50%, are not consolidated in Sony’s consolidated financial statements.  However, Sony believes that this disclosure provides additional useful analytical information to investors regarding Sony’s operating performance.

	(Millions of euro)
	Quarter ended June 30
	2009	2010	Change in euro
Sales and operating revenue	€1,684	€1,757	+4.4%
Income (loss) before taxes	(292)	25	-
Net income (loss)	(219)	7	-

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales for the quarter ended June 30, 2010 increased 4.4% year-on-year to 1,757 million euro.  This was mainly driven by the significant rise in average selling price as a result of improved product and geographical mix as well as favorable foreign currency exchange rates, partly offset by the decline in unit shipments due to the reduction in size of the product portfolio.  Income before taxes of 25 million euro was recorded for the current quarter, compared to a loss before taxes of 292 million euro in the same quarter of the previous fiscal year, due to the positive impact of the cost reduction program and favorable product mix.  As a result, Sony recorded equity in net income of Sony Ericsson of 0.6 billion yen (7 million U.S. dollars) for the current quarter, compared to a loss of 14.5 billion yen in the same quarter of the previous fiscal year.

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-3 and F-9 respectively.

Operating Activities: During the current quarter, there was a net cash outflow of 6.8 billion yen (77 million U.S. dollars) from operating activities, compared to a net cash inflow of 56.9 billion yen in the same quarter of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 110.3 billion yen (1,239 million U.S. dollars) for the current quarter, an increase of 76.5 billion yen, or 226.2% year-on-year.  The net cash outflow during the current quarter was mainly due to an increase in inventories associated with sales enhancements in Other Areas, partially offset by factors including a cash contribution from net income after taking into account depreciation and amortization (including amortization of film costs) and an increase in notes and accounts payable, trade.  Compared with the same quarter of the previous fiscal year, the net cash outflow increased mainly due to a higher increase in inventories, partially offset by an increase in cash contribution from net income after taking into account depreciation and amortization in the current quarter.

The Financial Services segment had a net cash inflow of 109.8 billion yen (1,233 million U.S. dollars), an increase of 12.9 billion yen, or 13.3% year-on-year.  For the current quarter, net cash inflow was generated primarily due to an increase in revenue from insurance premiums as a result of a steady increase in policy amount in force at Sony Life.  Compared with the same quarter of the previous fiscal year, net cash inflow increased primarily due to diminution of an increase in marketable securities held for trading purposes.

Investing Activities: During the current quarter, Sony used 181.8 billion yen (2,043 million U.S. dollars) of net cash in investing activities, an increase of 8.9 billion yen, or 5.2% year-on-year.

For all segments excluding the Financial Services segment, there was a use of 45.5 billion yen (512 million U.S. dollars), a decrease of 32.7 billion yen, or 41.8% year-on-year.  During the current quarter, net cash was used mainly for purchases of manufacturing equipment.  The net cash used decreased year-on-year primarily due to lower purchases of manufacturing equipment.

The Financial Services segment used 115.2 billion yen (1,295 million U.S. dollars) of net cash, an increase of 30.3 billion yen, or 35.7% year-on-year.  Payments for investments and advances, carried out primarily at Sony Life and Sony Bank, where operations are expanding, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.  The net cash used within the Financial Services segment increased year-on-year primarily due to a decrease in proceeds from maturities of marketable securities, sales of securities investments and collection of advances.

In all segments excluding the Financial Services segment, net cash used by operating and investing activities combined* for the current quarter was 155.8 billion yen (1,751 million U.S. dollars), an increase of 43.8 billion yen, or 39.0% year-on-year.

Financing Activities: During the current quarter, 26.2 billion yen (294 million U.S. dollars) of net cash was provided by financing activities, a decrease of 239.1 billion yen, or 90.1% year-on-year.  For all segments excluding the Financial Services segment, there was a 13.4 billion yen (151 million U.S. dollars) of net cash outflow, compared to a net cash inflow of 214.2 billion yen in the same quarter of the previous fiscal year.  This was primarily due to significantly higher issuances of long-term corporate bonds and borrowings from banks in the same quarter of the previous fiscal year.  There was no comparable issuances or borrowings during the current quarter.  In the Financial Services segment, financing activities generated 12.3 billion yen (138 million U.S. dollars) of net cash, a decrease of 22.9 billion yen, or 65.2% year-on-year, primarily due to short-term borrowings, net moving into a decrease during the current quarter from an increase during the same quarter in the previous fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents at June 30, 2010 was 994.6 billion yen (11,176 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 781.1 billion yen (8,777 million U.S. dollars) at June 30, 2010, a decrease of 203.8 billion yen, or 20.7%, compared with the balance as of March 31, 2010.  This was an increase of 116.2 billion yen, or 17.5%, compared with the balance as of June 30, 2009.  Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of 773.1 billion yen (8,687 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at June 30, 2010.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 213.5 billion yen (2,399 million U.S. dollars) at June 30, 2010, an increase of 6.8 billion yen, or 3.3%, compared with the balance as of March 31, 2010.  This was an increase of 70.5 billion yen, or 49.3%, compared with the balance as of June 30, 2009.

*  Sony has included the information for cash flow from operating and investing activities combined excluding the Financial Services segment’s activities, as management frequently monitors this financial measure, and believes this non-GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the section Condensed Statements of Cash Flows on page F-9.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations, because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2009	2010	2010

Net cash provided by (used in) operating activities reported in the consolidated statements of cash flows	¥56.9	¥(6.8)	$(77)
Net cash used in investing activities reported in the consolidated statements of cash flows	(172.9)	(181.8)	(2,043)
	(116.0)	(188.6)	(2,120)
Less: Net cash provided by operating activities within the Financial Services segment	96.9	109.8	1,233
Less: Net cash used in investing activities within the Financial Services segment	(84.9)	(115.2)	(1,295)
Eliminations **	(16.0)	(27.4)	(307)
Cash flow used by operating and investing activities combined excluding the Financial Services segment’s activities	¥(112.0)	¥(155.8)	$(1,751)

**  Eliminations primarily consist of intersegment loans and dividend payments.  Intersegment loans are between Sony Corporation and SFI, an entity included within the Financial Services segment.

Note
Sales on a local currency basis described herein reflect sales obtained by applying the yen’s monthly average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter.  Sales on a local currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a local currency basis provides additional useful analytical information to investors regarding Sony’s operating performance.

Outlook for the Fiscal Year ending March 31, 2011

The forecast for consolidated results for the fiscal year ending March 31, 2011, as announced on May 13, 2010, has been revised as per the table below:

	(Billions of yen)
	Revised Forecast	Change from May Forecast	May Forecast	Change from March 31, 2010 Actual Results	March 31, 2010 Actual Results
Sales and operating revenue	¥7,600	0%	¥7,600	+5%	¥7,214.0
Operating income	180	+13	160	+467	31.8
Income before income taxes	170	+21	140	+532	26.9
Net income (loss) attributable to Sony Corporation’s stockholders	60	+20	50	-	(40.8)

Assumed foreign currency exchange rates for the remainder of the fiscal year ending March 31, 2011: approximately 90 yen to the U.S. dollar and approximately 110 yen to the euro.  (Assumed foreign exchange rates for the current fiscal year at the time of the May forecast: approximately 90 yen to the U.S. dollar and approximately 125 yen to the euro.)

Supplemental Information
In addition to operating income, Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income (loss) of affiliated companies, restructuring charges and LCD television asset impairment, is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.

	(Billions of yen)
	Revised Forecast	Change from May Forecast	May Forecast	Change from March 31, 2010 Actual Results	March 31, 2010 Actual Results
Operating income	¥180	+13%	¥160	+467%	¥31.8
Less: Equity in net income (loss) of affiliated companies	15	+50	10	-	(30.2)
Add: Restructuring charges recorded within operating expenses	75	-6	80	-40	124.3
Add: LCD television asset impairment *	-	-	-	-	27.1
Operating income, as adjusted	¥240	+4%	¥230	+12%	¥213.4

Sony’s management uses this measure to review operating trends, perform analytical comparisons and assess whether its structural transformation initiatives are achieving its objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income in accordance with U.S. GAAP.

*  The 27.1 billion yen loss on impairment, a non-cash charge recorded within operating income in the previous fiscal year, primarily reflects a decrease in the estimated fair value of property, plant and equipment and certain intangible assets.  Sony has excluded the loss on impairment from restructuring charges as it is not directly related to Sony’s ongoing restructuring initiatives.  Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability.

Sony’s forecast for consolidated operating income for the fiscal year ending March 31, 2011 has been revised upward compared to the May forecast, primarily due to the upward revision of expected operating results for the CPD segment, partially offset by a downward revision in expected operating results in the NPS segment.  Expected operating results of the CPD and NPS segments are detailed below:

–
CPD: First quarter operating results in the CPD segment significantly exceeded expectations, primarily due to improved results from televisions.  Anticipated CPD segment results for the fiscal year were revised upward due to better than expected first quarter results and expected favorable business operations for the remainder of the fiscal year.  This was partially offset by the impact of updated foreign exchange assumptions, namely, the further appreciation of the yen against the euro, for the remainder of the fiscal year.

–
NPS: First quarter operating results in the NPS segment significantly exceeded expectations primarily due to the strong performance of the game business and PCs.  Anticipated operating results for the NPS segment for the fiscal year were revised downward mainly due to the impact of updated foreign exchange assumptions, namely, the further appreciation of the yen against the euro, for the remainder of the fiscal year.  Business operations for the remainder of the fiscal year are anticipated to be generally in line with previous expectations.

In addition, the revised forecast for consolidated results was affected by a net foreign exchange gain of 13.9 billion yen within other income and expenses, and by additional tax expenses mentioned previously, both recorded during the first quarter of the current fiscal year.

The forecast for capital expenditures for the current fiscal year ending March 31, 2011, as announced on May 13, 2010, has been revised as per the table below.  Forecasts for depreciation and amortization, as well as for research and development expenses are unchanged.

	(Billions of yen)
	Revised Forecast	Change from May Forecast	May Forecast	Change from March 31, 2010 Actual Results	March 31, 2010 Actual Results
Capital expenditures * (additions to Property, Plant and Equipment)	¥230	+5%	¥220	+19%	¥192.7
Depreciation and amortization **	340	-	340	-8	371.0
[for Property, Plant and Equipment (included above)	230	-	230	-12	260.2	]
Research and development expenses	450	-	450	+4	432.0

*	Investments in equity affiliates are not included within capital expenditures.
**	Depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

As is Sony’s policy, the effects of gains and losses on investments held by Sony Life, due to market fluctuations from July 1, 2010, have not been incorporated within the above forecast as Sony cannot predict where the financial markets will be after that date.  Accordingly, these market fluctuations could further impact the current forecast.

Supplemental Business Segment Information

The business segment information for the fiscal year ended March 31, 2010 has been revised in the table below, in order to conform to the new business segment classification as of April 1, 2010.

	(Billions of yen)
	Fiscal Year ended March 31, 2010
	Sales and operating Revenue	Operating income (loss)
Consumer, Professional & Devices	¥3,508.8	¥(53.2)
Networked Products & Services	1,572.6	(83.3)
Pictures	705.2	42.8
Music	522.6	36.5
Financial Services	851.4	162.5
Equity in net income (loss) of Sony Ericsson	-	(34.5)
Other *	53.4	(39.1)
Consolidated total	¥7,214.0	¥31.8

*	Other includes All Other, and Corporate and elimination.

"Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer, Professional & Devices segment); (viii) Sony’s ability to maintain product quality; (ix) the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

Investor Relations Contacts:

Tokyo	New York	London
Gen Tsuchikawa	Sam Levenson	Yas Hasegawa
+81-(0)3-6748-2180	+1-212-833-6722	+44-(0)20-7426-8696

Home Page: http://www.sony.net/IR/
Presentation Slides: http://www.sony.net/SonyInfo/IR/financial/fr/10q1_sonypre.pdf

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	June 30	Change from	June 30
ASSETS	2010	2010	March 31, 2010	2010
Current assets:
Cash and cash equivalents	¥1,191,608	¥994,627	¥-196,981	$11,176
Marketable securities	579,493	592,751	+13,258	6,660
Notes and accounts receivable, trade	996,100	918,613	-77,487	10,321
Allowance for doubtful accounts and sales returns	(104,475)	(83,978)	+20,497	(944)
Inventories	645,455	748,586	+103,131	8,411
Deferred income taxes	197,598	171,697	-25,901	1,929
Prepaid expenses and other current assets	627,093	687,198	+60,105	7,722
Total current assets	4,132,872	4,029,494	-103,378	45,275

Film costs	310,065	295,415	-14,650	3,319

Investments and advances:
Affiliated companies	229,051	216,908	-12,143	2,437
Securities investments and other	5,070,342	5,180,369	+110,027	58,207
	5,299,393	5,397,277	+97,884	60,644

Property, plant and equipment:
Land	153,067	149,643	-3,424	1,681
Buildings	897,054	855,320	-41,734	9,610
Machinery and equipment	2,235,032	2,108,254	-126,778	23,688
Construction in progress	71,242	75,987	+4,745	854
	3,356,395	3,189,204	-167,191	35,833
Less-Accumulated depreciation	(2,348,444)	(2,225,988)	+122,456	(25,010)
	1,007,951	963,216	-44,735	10,823
Other assets:
Intangibles, net	378,917	361,220	-17,697	4,059
Goodwill	438,869	424,883	-13,986	4,774
Deferred insurance acquisition costs	418,525	416,449	-2,076	4,679
Deferred income taxes	403,537	392,958	-10,579	4,415
Other	475,985	460,569	-15,416	5,175
	2,115,833	2,056,079	-59,754	23,102
Total assets	¥12,866,114	¥12,741,481	¥-124,633	$143,163

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥48,785	¥67,421	¥ +18,636	$758
Current portion of long-term debt	235,822	241,937	+6,115	2,718
Notes and accounts payable, trade	817,118	846,826	+29,708	9,515
Accounts payable, other and accrued expenses	1,003,197	892,196	-111,001	10,025
Accrued income and other taxes	69,175	55,906	-13,269	628
Deposits from customers in the banking business	1,509,488	1,515,917	+6,429	17,033
Other	376,340	376,262	-78	4,227
Total current liabilities	4,059,925	3,996,465	-63,460	44,904

Long-term debt	924,207	898,893	-25,314	10,100
Accrued pension and severance costs	295,526	286,861	-8,665	3,223
Deferred income taxes	236,521	240,747	+4,226	2,705
Future insurance policy benefits and other	3,876,292	3,931,079	+54,787	44,169
Other	188,088	182,480	-5,608	2,051
Total liabilities	9,580,559	9,536,525	-44,034	107,152

Equity:
Sony Corporation's stockholders' equity:
Common stock	630,822	630,841	+19	7,088
Additional paid-in capital	1,157,812	1,158,282	+470	13,014
Retained earnings	1,851,004	1,876,741	+25,737	21,087
Accumulated other comprehensive income	(669,058)	(784,049)	-114,991	(8,809)
Treasury stock, at cost	(4,675)	(4,697)	-22	(53)
	2,965,905	2,877,118	-88,787	32,327

Noncontrolling interests	319,650	327,838	+8,188	3,684
Total equity	3,285,555	3,204,956	-80,599	36,011
Total liabilities and equity	¥12,866,114	¥12,741,481	¥-124,633	$143,163

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)

	Three months ended June 30
	2009	2010	Change from 2009	2010
Sales and operating revenue:
Net sales	¥1,354,765	¥1,473,473		$16,556
Financial service revenue	223,352	166,598		1,872
Other operating revenue	21,736	20,978		235
	1,599,853	1,661,049	+3.8%	18,663
Costs and expenses:
Cost of sales	1,061,424	1,109,291		12,464
Selling, general and administrative	378,037	359,770		4,042
Financial service expenses	174,703	136,100		1,529
(Gain) loss on sale, disposal or impairment of assets and other, net	(3,669)	(4,464)		(50)
	1,610,495	1,600,697	-0.6	17,985

Equity in net income (loss) of affiliated companies	(15,058)	6,664	-	75

Operating income (loss)	(25,700)	67,016	-	753

Other income:
Interest and dividends	4,420	3,213		36
Foreign exchange gain, net	-	13,931		156
Other	3,979	2,914		33
	8,399	20,058	+138.8	225

Other expenses:
Interest	6,033	6,102		68
Foreign exchange loss, net	4,968	-		-
Other	4,642	2,061		23
	15,643	8,163	-47.8	91

Income (loss) before income taxes	(32,944)	78,911	-	887

Income taxes	(12,188)	43,673		491

Net income (loss)	(20,756)	35,238	-	396

Less - Net income attributable to noncontrolling interests	16,337	9,501		107

Net income (loss) attributable to Sony Corporation's stockholders	¥(37,093)	¥25,737	-%	$289

Per share data:
Net income (loss) attributable to Sony Corporation's stockholders
— Basic	¥(36.96)	¥25.65	-%	$0.29
— Diluted	(36.96)	25.61	-	0.29

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)

	Three months ended June 30
	2009	2010	2010
Cash flows from operating activities:
Net income (loss)	¥(20,756)	¥35,238	$396
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities-
Depreciation and amortization, including amortization of deferred insurance acquisition costs	87,240	86,824	976
Amortization of film costs	67,280	48,300	543
Stock-based compensation expense	586	980	11
Accrual for pension and severance costs, less payments	(8,280)	(2,574)	(29)
Gain on sale, disposal or impairment of assets and other, net	(3,669)	(4,464)	(50)
(Gain) loss on revaluation of marketable securities held in the financial	(8,683)	29,837	335
service business for trading purpose, net
(Gain) loss on revaluation or impairment of securities investments held	(36,348)	1,841	21
in the financial service business, net
Deferred income taxes	(2,127)	6,265	70
Equity in net (income) losses of affiliated companies, net of dividends	15,805	(6,656)	(75)
Changes in assets and liabilities:
Decrease in notes and accounts receivable, trade	22,856	5,842	66
Increase in inventories	(11,911)	(158,549)	(1,781)
Increase in film costs	(65,392)	(48,863)	(549)
Increase in notes and accounts payable, trade	108,011	68,211	766
Decrease in accrued income and other taxes	(632)	(15,020)	(169)
Increase in future insurance policy benefits and other	81,652	36,175	406
Increase in deferred insurance acquisition costs	(17,352)	(16,345)	(184)
Increase in marketable securities held in the financial service business for trading purpose	(8,413)	(2,739)	(31)
Increase in other current assets	(55,599)	(100,319)	(1,127)
Decrease in other current liabilities	(79,151)	(44,207)	(497)
Other	(8,199)	73,375	825
Net cash provided by (used in) operating activities	56,918	(6,848)	(77)

Cash flows from investing activities:
Payments for purchases of fixed assets	(97,432)	(71,896)	(808)
Proceeds from sales of fixed assets	3,997	1,668	19
Payments for investments and advances by financial service business	(424,973)	(362,970)	(4,078)
Payments for investments and advances (other than financial service business)	(10,180)	(5,271)	(59)
Proceeds from maturities of marketable securities, sales of securities investments	347,948	253,150	2,844
and collections of advances by financial service business
Proceeds from maturities of marketable securities, sales of securities investments	9,042	2,531	28
and collections of advances (other than financial service business)
Other	(1,260)	997	11
Net cash used in investing activities	(172,858)	(181,791)	(2,043)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	413,913	582	7
Payments of long-term debt	(84,458)	(5,744)	(65)
Increase (decrease) in short-term borrowings, net	(86,116)	19,187	216
Increase in deposits from customers in the financial service business, net	25,603	28,895	325
Dividends paid	(12,623)	(12,618)	(142)
Proceeds from issuance of shares under stock-based compensation plans	-	39	-
Other	(3,665)	(4,102)	(47)
Net cash provided by financing activities	265,254	26,200	294

Effect of exchange rate changes on cash and cash equivalents	(2,172)	(34,542)	(387)

Net increase (decrease) in cash and cash equivalents	147,142	(196,981)	(2,213)
Cash and cash equivalents at beginning of the fiscal year	660,789	1,191,608	13,389

Cash and cash equivalents at end of the period	¥807,931	994,627	$11,176

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue	2009	2010	Change	2010
Consumer, Professional & Devices
Customers	¥761,968	¥829,509	+8.9%	$9,320
Intersegment	69,187	59,949		674
Total	831,155	889,458	+7.0	9,994

Networked Products & Services
Customers	238,085	310,399	+30.4	3,488
Intersegment	8,008	15,540		174
Total	246,093	325,939	+32.4	3,662

Pictures
Customers	170,020	132,085	-22.3	1,484
Intersegment	-	-		-
Total	170,020	132,085	-22.3	1,484

Music
Customers	106,382	107,090	+0.7	1,203
Intersegment	2,445	3,182		36
Total	108,827	110,272	+1.3	1,239

Financial Services
Customers	223,352	166,598	-25.4	1,872
Intersegment	4,199	2,397		27
Total	227,551	168,995	-25.7	1,899

All Other
Customers	84,432	89,738	+6.3	1,008
Intersegment	15,492	17,087		192
Total	99,924	106,825	+6.9	1,200

Corporate and elimination	(83,717)	(75,525)	-	(815)
Consolidated total	¥1,599,853	¥1,661,049	+3.8%	$18,663

Consumer, Professional & Devices ("CPD") intersegment amounts primarily consist of transactions with the Networked Products & Services ("NPS") segment.
NPS intersegment amounts primarily consist of transactions with the CPD segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the NPS segment.
Corporate and elimination includes certain royalty income of brand and patent.

Operating income (loss)	2009	2010	Change	2010
Consumer, Professional & Devices	¥(8,894)	¥50,089	-%	$563
Networked Products & Services	(36,737)	(3,791)	-	(43)
Pictures	1,808	2,860	+58.2	32
Music	5,375	7,493	+39.4	84
Financial Services	48,215	29,976	-37.8	337
Equity in net income (loss) of Sony Ericsson	(14,476)	582	-	7
All Other	(4,634)	(3,892)	-	(44)
Total	(9,343)	83,317	-	936

Corporate and elimination	(16,357)	(16,301)	-	(183)
Consolidated total	¥(25,700)	¥67,016	-%	$753

The 2009 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 5.
Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.
Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.

As a result of a modification of internal management reporting during the previous fiscal year, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income (loss) for all periods presented.

The revision had no impact on the consolidated results.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue (to external customers)	2009	2010	Change	2010

Consumer, Professional & Devices
Televisions	¥237,144	¥291,935	+23.1%	$3,280
Digital Imaging	180,432	172,231	-4.5	1,935
Audio and Video	101,315	95,245	-6.0	1,070
Semiconductors	67,810	90,233	+33.1	1,014
Components	111,690	107,204	-4.0	1,205
Professional Solutions	60,982	67,759	+11.1	761
Other	2,595	4,902	+88.9	55
Total	761,968	829,509	+8.9	9,320

Networked Products & Services
Game	110,514	142,102	+28.6	1,597
PC and Other Networked Businesses	127,571	168,297	+31.9	1,891
Total	238,085	310,399	+30.4	3,488

Pictures	170,020	132,085	-22.3	1,484
Music	106,382	107,090	+0.7	1,203
Financial Services	223,352	166,598	-25.4	1,872
All Other	84,432	89,738	+6.3	1,008
Corporate	15,614	25,630	+64.1	288
Consolidated total	¥1,599,853	¥1,661,049	+3.8%	$18,663

The above table includes a breakdown of CPD segment and NPS segment sales and operating revenue to customers in the Business Segment Information on page F-4.

Sony management views the CPD segment and the NPS segment as single operating segments.  However, Sony believes that the breakdown of CPD  segment and NPS segment sales and operating revenue to customers in this table is useful to investors in understanding sales by the product category in these business segments.  Additionally, Sony has partially realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2011 to reflect the segment reclassification.  In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation.  In the CPD segment Televisions includes LCD televisions; Digital Imaging includes digital still cameras, digital interchangeable lens cameras and digital video cameras; Audio and Video includes home audio, Blu-ray disc players and recorders; Semiconductors includes image sensors and small and medium sized LCD panels; Components includes batteries, recording media and data  recording systems, and Professional Solutions includes broadcast- and professional-use products.  In the NPS segment Game includes game consoles and software; PC and Other Networked Businesses includes personal computers and memory-based portable audio devices.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue (to external customers)	2009	2010	Change	2010
Japan	¥494,721	¥456,097	-7.8%	$5,125
United States	371,317	360,039	-3.0	4,045
Europe	323,195	330,632	+2.3	3,715
Other Areas	410,620	514,281	+25.2	5,778
Total	¥1,599,853	¥1,661,049	+3.8%	$18,663

Classification of Geographic Information shows sales and operating revenue recognized by location of customers.

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.
These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements.
However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the
Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	June 30
ASSETS	2010	2010	2010
Current assets:
Cash and cash equivalents	¥206,742	¥213,535	$2,399
Marketable securities	576,129	589,751	6,626
Other	265,465	205,439	2,309
	1,048,336	1,008,725	11,334

Investments and advances	4,967,125	5,088,031	57,169
Property, plant and equipment	34,725	34,841	391
Other assets:
Deferred insurance acquisition costs	418,525	416,449	4,679
Other	108,421	106,754	1,200
	526,946	523,203	5,879
	¥6,577,132	¥6,654,800	$74,773
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥86,102	¥82,246	$924
Notes and accounts payable, trade	13,709	10,995	124
Deposits from customers in the banking business	1,509,488	1,515,917	17,033
Other	164,545	165,845	1,863
	1,773,844	1,775,003	19,944

Long-term debt	42,536	37,589	422
Future insurance policy benefits and other	3,876,292	3,931,079	44,169
Other	201,825	209,456	2,354
Total liabilities	5,894,497	5,953,127	66,889

Equity:
Sony Corporation's stockholders' equity	681,500	700,495	7,871
Noncontrolling interests	1,135	1,178	13
Total equity	682,635	701,673	7,884

	¥6,577,132	¥6,654,800	$74,773

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	June 30
ASSETS	2010	2010	2010
Current assets:
Cash and cash equivalents	¥984,866	¥781,092	$8,777
Marketable securities	3,364	3,000	34
Notes and accounts receivable, trade	887,694	833,126	9,361
Other	1,243,345	1,417,651	15,928
	3,119,269	3,034,869	34,100

Film costs	310,065	295,415	3,319
Investments and advances	376,669	352,094	3,956
Investments in Financial Services, at cost	116,843	116,843	1,313
Property, plant and equipment	973,226	928,375	10,432
Other assets	1,626,764	1,570,988	17,651
	¥6,522,836	¥6,298,584	$70,771
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥230,631	¥239,622	$2,692
Notes and accounts payable, trade	804,336	836,225	9,396
Other	1,291,481	1,165,230	13,093
	2,326,448	2,241,077	25,181

Long-term debt	893,418	871,528	9,792
Accrued pension and severance costs	283,382	274,298	3,082
Other	299,808	291,538	3,276
Total liabilities	3,803,056	3,678,441	41,331

Equity:
Sony Corporation's stockholders' equity	2,662,712	2,563,178	28,800
Noncontrolling interests	57,068	56,965	640
Total equity	2,719,780	2,620,143	29,440

	¥6,522,836	¥6,298,584	$70,771

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	June 30
ASSETS	2010	2010	2010
Current assets:
Cash and cash equivalents	¥1,191,608	¥994,627	$11,176
Marketable securities	579,493	592,751	6,660
Notes and accounts receivable, trade	891,625	834,635	9,377
Other	1,470,146	1,607,481	18,062
	4,132,872	4,029,494	45,275

Film costs	310,065	295,415	3,319
Investments and advances	5,299,393	5,397,277	60,644
Property, plant and equipment	1,007,951	963,216	10,823
Other assets:
Deferred insurance acquisition costs	418,525	416,449	4,679
Other	1,697,308	1,639,630	18,423
	2,115,833	2,056,079	23,102
	¥12,866,114	¥12,741,481	$143,163
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥284,607	¥309,358	$3,476
Notes and accounts payable, trade	817,118	846,826	9,515
Deposits from customers in the banking business	1,509,488	1,515,917	17,033
Other	1,448,712	1,324,364	14,880
	4,059,925	3,996,465	44,904

Long-term debt	924,207	898,893	10,100
Accrued pension and severance costs	295,526	286,861	3,223
Future insurance policy benefits and other	3,876,292	3,931,079	44,169
Other	424,609	423,227	4,756
Total liabilities	9,580,559	9,536,525	107,152

Equity:
Sony Corporation's stockholders' equity	2,965,905	2,877,118	32,327
Noncontrolling interests	319,650	327,838	3,684
Total equity	3,285,555	3,204,956	36,011

	¥12,866,114	¥12,741,481	$143,163

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Three months ended June 30
	2009	2010	Change	2010

Financial service revenue	¥227,551	¥168,995	-25.7%	$1,899
Financial service expenses	179,023	138,575	-22.6	1,557
Equity in net loss of affiliated companies	(313)	(444)	-	(5)
Operating income	48,215	29,976	-37.8	337
Other income (expenses), net	(764)	9	-	0
Income before income taxes	47,451	29,985	-36.8	337
Income taxes and other	16,188	11,311	-30.1	127
Net income attributable to Sony Corporation's stockholders	¥31,263	¥18,674	-40.3%	$210

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Three months ended June 30
	2009	2010	Change	2010

Net sales and operating revenue	¥1,377,804	¥1,495,580	+8.5%	$16,804
Costs and expenses	1,437,376	1,466,265	+2.0	16,475
Equity in net income (loss) of affiliated companies	(14,745)	7,108	-	80
Operating income (loss)	(74,317)	36,423	-	409
Other income (expenses), net	(2,115)	16,466	-	185
Income (loss) before income taxes	(76,432)	52,889	-	594
Income taxes and other	(27,408)	34,039	-	382
Net income (loss) attributable to Sony Corporation's stockholders	¥(49,024)	¥18,850	-%	$212

	(Millions of yen, millions of U.S. dollars)
Consolidated	Three months ended June 30
	2009	2010	Change	2010

Financial service revenue	¥223,352	¥166,598	-25.4%	$1,872
Net sales and operating revenue	1,376,501	1,494,451	+8.6	16,791
	1,599,853	1,661,049	+3.8	18,663
Costs and expenses	1,610,495	1,600,697	-0.6	17,985
Equity in net income (loss) of affiliated companies	(15,058)	6,664	-	75
Operating income (loss)	(25,700)	67,016	-	753
Other income (expenses), net	(7,244)	11,895	-	134
Income (loss) before income taxes	(32,944)	78,911	-	887
Income taxes and other	4,149	53,174	-	598
Net income (loss) attributable to Sony Corporation's stockholders	¥(37,093)	¥25,737	-%	$289

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
Financial Services	Three months ended June 30
	2009	2010	2010

Net cash provided by operating activities	¥96,901	¥109,759	$1,233
Net cash used in investing activities	(84,895)	(115,229)	(1,295)
Net cash provided by financing activities	35,191	12,263	138
Net increase in cash and cash equivalents	47,197	6,793	76
Cash and cash equivalents at beginning of the fiscal year	95,794	206,742	2,323
Cash and cash equivalents at end of the period	¥142,991	¥213,535	$2,399

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Three months ended June 30
	2009	2010	2010

Net cash used in operating activities	¥(33,807)	¥(110,270)	$(1,239)
Net cash used in investing activities	(78,242)	(45,533)	(512)
Net cash provided by (used in) financing activities	214,166	(13,429)	(151)
Effect of exchange rate changes on cash and cash equivalents	(2,172)	(34,542)	(387)
Net increase (decrease) in cash and cash equivalents	99,945	(203,774)	(2,289)
Cash and cash equivalents at beginning of the fiscal year	564,995	984,866	11,066
Cash and cash equivalents at end of the period	¥664,940	¥781,092	$8,777

	(Millions of yen, millions of U.S. dollars)
Consolidated	Three months ended June 30
	2009	2010	2010

Net cash provided by (used in) operating activities	¥56,918	¥(6,848)	$(77)
Net cash used in investing activities	(172,858)	(181,791)	(2,043)
Net cash provided by financing activities	265,254	26,200	294
Effect of exchange rate changes on cash and cash equivalents	(2,172)	(34,542)	(387)
Net increase (decrease) in cash and cash equivalents	147,142	(196,981)	(2,213)
Cash and cash equivalents at beginning of the fiscal year	660,789	1,191,608	13,389
Cash and cash equivalents at end of the period	¥807,931	¥994,627	$11,176

(Notes)

1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥ 89 = U.S. $1, the approximate Tokyo foreign exchange market rate as of June 30, 2010.

2.	As of June 30, 2010, Sony had 1,273 consolidated subsidiaries (including variable interest entities) and 80 affiliated companies accounted for under the equity method.

3.
The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds. All potentially dilutive shares have been excluded from the number of shares used in the computation of diluted earnings per share for the three months ended June 30, 2009, because Sony incurred a net loss attributable to Sony Corporation’s stockholders and their inclusion would be anti-dilutive.

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended June 30
	2009	2010
Net income (loss) attributable to Sony Corporation's stockholders
— Basic	1,003,529	1,003,538
— Diluted	1,003,529	1,005,110

4.	Recently adopted accounting pronouncements

Multiple element arrangements and software deliverables -
In October 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices. In addition, the guidance eliminates the use of the residual method of allocation. Also in October 2009, the FASB issued accounting guidance which changes revenue recognition for tangible products containing software and hardware elements. Specifically, tangible products containing software and hardware that function together to deliver the tangible products’ essential functionality are scoped out of the existing software revenue recognition guidance and are accounted for under the revenue recognition guidance for multiple element arrangements. Sony adopted the new guidance on April 1, 2010. The adoption of the new guidance did not have a material impact on Sony’s results of operations and financial position.

Transfers of financial assets -
In June 2009, the FASB issued new accounting guidance on accounting for transfers of financial assets. This guidance amends previous guidance by including: the elimination of the qualifying special-purpose entity (QSPE) concept; a new participating interest definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; and a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor. Additionally, the guidance requires new disclosures regarding an entity’s involvement in a transfer of financial assets. Finally, existing QSPEs must be evaluated for consolidation in accordance with the applicable consolidation guidance upon the elimination of this concept. This guidance is effective for Sony as of April 1, 2010. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Variable interest entities -
In June 2009, the FASB issued new accounting guidance for determining whether to consolidate a variable interest entity (“VIE”). This guidance changes the approach for determining the primary beneficiary of a VIE from a quantitative risk and reward model to a qualitative model based on control, and requires an ongoing reassessment of whether an entity is the primary beneficiary. This guidance is effective for Sony as of April 1, 2010. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

5.
Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2011, primarily repositioning the operations of the previously reported B2B & Disc Manufacturing segment.  In connection with this realignment, the Consumer Products & Devices segment was renamed the Consumer, Professional & Devices (“CPD”) segment.  The CPD segment includes televisions, digital imaging, audio and video, semiconductors and components as well as professional solutions (The B2B business which was previously incorporated in the B2B & Disc Manufacturing segment).  The equity results of S-LCD Corporation are also included within the CPD segment.  The disc manufacturing business previously incorporated in the B2B & Disc Manufacturing segment is now included in All Other.  The Networked Products & Services, Pictures, Music and Financial Services segments remain unchanged.  The equity earnings from Sony Ericsson Mobile Communications AB are presented as a separate segment.  In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

6.
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision will be separately reported from the provision based on the ETR in the interim period in which they occur.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2009	2010	2010
Capital expenditures (additions to property, plant and equipment)	¥57,265	¥50,339	$566
Depreciation and amortization expenses*	87,240	86,824	976
(Depreciation expenses for property, plant and equipment)	(62,668)	(53,097)	(597)
Research and development expenses	99,816	99,070	1,113

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs.